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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM 11-K

                                ---------------

  X    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act
-----           of 1934 For the fiscal year ended December 31, 2000

                                      OR

       Transition Report Pursuant to Section 15(d) of the Securities Exchange
-----                            Act of 1934

                       Commission File Number 000-25137

A. Full title of the plan and the address of the plan, if different from the issuer named below:

                     Concur Technologies Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Concur Technologies Inc.
                             6222 185th Avenue NE
                               Redmond, WA 98052

================================================================================

                             REQUIRED INFORMATION
                           Concur Technologies, Inc.
                                  401(k) Plan

                           Financial Statements and
                             Supplemental Schedule

                 As of December 31, 2000 and 1999, and for the
                         Year Ended December 31, 2000



                                   Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................  2
Statement of Changes in Net Assets Available for Benefits..................  3
Notes to Financial Statements..............................................  4

Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held at End of Year).............  9

                        Report of Independent Auditors

Retirement Committee
Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Seattle, Washington
April 18, 2001

                           Concur Technologies, Inc.
                                  401(k) Plan

                Statements of Net Assets Available for Benefits


                                                            December 31
                                                        2000          1999
                                                     ------------------------
Assets
Investments                                          $5,741,139    $5,632,037
                                                     ------------------------
Net assets available for benefits                    $5,741,139    $5,632,037
                                                     ========================

See accompanying notes.

                           Concur Technologies, Inc.
                                  401(k) Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 2000


Additions to net assets attributed to:
  Investment income (loss):
    Net depreciation in fair value of investments                 $(1,085,684)
    Interest and dividend income                                      437,278
                                                                  -----------
                                                                     (648,406)

  Contributions:
    Participants                                                    2,229,198
    Participants' rollovers                                           335,892
                                                                  -----------
                                                                    2,565,090
                                                                  -----------
Total additions                                                     1,916,684

Deductions from net assets attributed to:
  Benefits paid to participants                                     1,807,582
                                                                  -----------
Net increase                                                          109,102

Net assets available for benefits:
  Beginning of year                                                 5,632,037
                                                                  -----------
  End of year                                                     $ 5,741,139
                                                                  ===========

See accompanying notes.

                           Concur Technologies, Inc.
                                  401(k) Plan

                         Notes to Financial Statements

                               December 31, 2000


1.  Description of the Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the Company), except nonresident aliens and those employees subject to a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to defer and contribute up to 20% of their pretax annual compensation, as defined in the Plan document. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company's Board of Directors. The Company did not contribute to the Plan during 2000. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants' accounts based on participants' compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested individual account. Participants' accounts are maintained by Kibble & Prentice (the third-party record keeper).

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

document. A participant is 100% vested in Company contributions after three years of credited service.

Participant Loans

Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate which is established based on the current prime rate plus 1% at the time of the loan. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments

Upon retirement, death, or disability, a Plan participant's account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant's death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary's life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70-1/2. A participant may also elect to seek a hardship withdrawal as defined in the Plan document in certain cases of financial need. Upon severance of a participant's employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump-sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant's employment is terminated prior to retirement, death, or disability, and the participant's vested benefit under the Plan is $3,500 or less.

Administrative Expenses

Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan's administrative expenses were paid by the Company in 2000.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued based on quoted market prices which represent the net asset values of shares held by the Plan at year-end. The shares of money market funds are valued at cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


3.  Investments

Charles Schwab & Co., Inc. (the Custodian) holds the Plan's investments and executes all investment transactions. During 2000, the Plan's investments depreciated in fair value as determined by quoted market prices as follows:

                                                        Net Realized
                                                       and Unrealized
                                                       (Depreciation)
                                                        Appreciation
                                                       in Fair Value
                                                       of Investments
                                                       --------------

     Mutual funds                                       $  (849,783)
     Common stock - Concur Technologies, Inc.              (243,188)
     Collective trust fund                                    7,287
                                                        -----------
                                                        $(1,085,684)
                                                        ===========

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                     December 31
                                                 2000          1999
                                              ------------------------

     Vanguard Index Trust 500 Fund            $2,122,061    $2,121,362
     Baron Asset Fund                            609,728       747,032
     Columbia International Stock Fund           544,558       255,120
     Schwab Government Money Fund                402,223       158,307
     Alliance Quasar Fund                        319,893       487,271
     Gam International Fund                            -       435,545
     Columbia Common Stock Fund                  401,578       425,037
     Columbia Growth Fund                        306,976       129,683
     Columbia Special Fund                       298,175       164,949

Included in investments at December 31, 2000 and 1999 are participant-directed investments in common stock of the Company with an aggregate fair value of $27,696 and $109,834, respectively. Purchases and sales of the common stock of the Company during the year ended December 31, 2000 totaled $174,173 and $14,523, respectively.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


4.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31
                                                        2000           1999
                                                     -------------------------

Net assets available for benefits per the
 financial statements                                $5,741,139     $5,632,037
Less: amounts allocated to withdrawn participants      (313,825)      (118,101)
                                                     -------------------------
Net assets available for benefits per the Form
 5500                                                $5,427,314     $5,513,936
                                                     =========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                 December 31,
                                                                     2000
                                                                 ------------

Benefits paid to participants per the financial statements        $1,807,582
Add:  Amounts allocated on Form 5500 to withdrawn
 participants at December 31, 2000                                   313,825
Less:  Amounts allocated on Form 5500 to withdrawn
 participants at December 31, 1999                                  (118,101)
                                                                  ----------
Benefits paid to participants per Form 5500                       $2,003,306
                                                                  ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5.  Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                           Concur Technologies, Inc.
                                  401(k) Plan
                          EIN: 91-1608052, Plan: 001

                             SUPPLEMENTAL SCHEDULE

        Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000


                                                      (c)
                                          Description of Investment,
                   (b)                   Including Maturity Date, Rate                      (e)
      Identity of Issue, Borrower,           of Interest, Par, or              (d)        Current
(a)     Lessor, or Similar Party                Maturity Value                 Cost        Value
---------------------------------------------------------------------------------------------------
     Schwab Government Money Fund          Money market fund                  /(1)/     $  402,223
     Baron Asset Fund                      Mutual fund                        /(1)/        609,728
     Columbia Balanced Fund                Mutual fund                        /(1)/        218,513
     Columbia Common Stock Fund            Mutual fund                        /(1)/        401,578
     Columbia Fixed Income Fund            Mutual fund                        /(1)/         56,349
     Columbia Growth Fund                  Mutual fund                        /(1)/        306,976
     Columbia International Stock Fund     Mutual fund                        /(1)/        544,558
     Columbia Special Fund                 Mutual fund                        /(1)/        298,175
     Pimco Total Return Fund               Mutual fund                        /(1)/        197,620
     Vanguard Index Trust 500 Fund         Mutual fund                        /(1)/      2,122,061
     Alliance Quasar Fund                  Mutual fund                        /(1)/        319,893
*    Concur Technologies, Inc.             Common stock                       /(1)/         27,696
     Morley Stable Value Fund              Collective trust fund              /(1)/        134,933
*    Participant Loans                     Interest rates ranging
                                           from 8% to 10%                       -          100,836
                                                                                        ----------
                                                                                        $5,741,139
                                                                                        ==========

/(1)/ Historical cost information is not required because investments are participant-directed.
  *   Indicates party-in-interest to the Plan.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                                      Concur Technologies Inc. 401(k) Plan
                                      ------------------------------------
                                      (Name of Plan)

Date: June 28, 2001                   By /s/ MICHAEL W. HILTON
                                      ------------------------------------
                                      (Signature)

                                      Michael W. Hilton
                                      Plan Trustee

                               INDEX TO EXHIBITS

     Exhibit 23.1                              Consent of Ernst & Young LLP